Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com
Client: 20589-00001

March 6, 2014

VIA EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth”)

Definitive Additional Solicitation Materials on Schedule 14A

Filed on February 13, 2014 and February 24, 2014 by Corvex Management LP, Mr. Keith A. Meister, Related Fund Management, LLC, et al.

File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below are the Proposing Shareholders’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, contained in the comment letter, dated February 26, 2014 (the “Comment Letter”), with respect to the above-referenced Definitive Additional Solicitation Materials on Schedule 14A, which included (1) a presentation to CommonWealth shareholders dated February 13, 2014 (the “February 13 Presentation”) and (2) a presentation to CommonWealth shareholders dated February 24, 2014 (the “February 24 Presentation”).

The Proposing Shareholders’ responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

February 13 Presentation

Slide 46

1.	We note the statement that the RMR contract is negotiated by the Board without independent outside advisors. We understand from the registrant’s disclosure that FTI Consulting assisted the Board in developing the terms of the incentive fee payable under the RMR contract. Please provide support for the noted statement.

March 6, 2014

Response:

We respectfully submit to the Staff that during the extensive arbitration proceedings between CommonWealth, the CommonWealth Trustees and the Proposing Shareholders, which included significant document production and almost two weeks of live testimony from both fact and expert witnesses before an arbitration panel, there was a particular emphasis on the contract between CommonWealth and Reit Management & Research LLC (“RMR”), CommonWealth’s external manager. Documents produced throughout the arbitration process and testimony from the two-week hearing support the Proposing Shareholders’ statement that the RMR contract is negotiated by the Board without independent advisors, at least up until the October 2013 hearing.

Although a substantial amount of the relevant portions of the transcript from the arbitration has been designated as confidential by the CommonWealth Trustees, below are selected non-confidential statements from Independent Trustee William Lamkin who has served on the Board of Trustees of CommonWealth since 2006. The selected testimony below provides ample support for the Proposing Shareholders’ statement that the RMR contract is negotiated without independent advisors, at least up until the October 2013 hearing. In fact, Mr. Lamkin was asked whether the CommonWealth Board hired independent consultants to advise on the question of whether to renew the business management contract. Mr. Lamkin’s answer is telling, he simply answered “No, we do not.” Annex A hereto includes additional context for each of the quoted segments.

William Lamkin testimony, 10/9/13, Pg. 909, Ln. 14 – Pg. 911, Ln. 4

Q:	And each year you’ve been on the Board, you have voted to renew and not cancel the RMR contract?

A:	Yes, I have.

Q:	Now, when that decision gets made, am I right that it typically gets made in November?

A:	November, December time frame, yes.

Q:	Does the contract expire or not in December?

A:	Yes.

Q:	When those decisions are made, one of the things that the Board of Common Wealth has in front of it is a memorandum that describes RMR’s performance and compares it to its competitors and makes a recommendation whether to renew the contract or not, correct?

A:	Compares it to its competitors in what way?

March 6, 2014

Q:	The fees that its charges, how much it costs.

A:	Yes, in a comparison, sure.

Q:	And the Board relies on that memo, correct?

A:	Yes, we do.

Q:	And that memo is not written by anyone employed by CommonWealth, correct?

A:	No. CommonWealth has no employees.

****

Q:	So the memo that we’re talking about is actually written by RMR employees, correct?

A:	It is.

Q:	The CommonWealth Board does not retain each autumn an outside independent consultant to advise it on the question of whether to renew the [business management contracts] or not, correct?

A:	No, we do not.

William Lamkin testimony, 10/9/13, Pg. 918 Ln. 21 – Pg. 919, Ln. 18

Q:	Has the Board of CommonWealth ever issued an RFP or other proposals to manage the business of CommonWealth?

A:	No, we have not.

Q:	Have you ever considered doing that?

A:	We’ve discussed it, but we never felt the need to do it.

****

Q:	Do you know any other public company that has its largest single service contract issued each year without any competition or RFP?

A:	No, I don’t.

Q:	Do you know any public company that does that and then ends up awarding the contract to a family-owned business that’s owned by two members of the Board of Directors?

A:	No, I don’t.

March 6, 2014

February 24 Presentation

Slide 8

2.	We note the statement that the Portnoys directed SNH to agree to a $1.1 billion acquisition. We understand that independent trustees constitute a majority of the board of trustees of this entity. Please advise how you determined that the Portnoys were able to direct the actions of this entity.

Response:

The Proposing Shareholders’ determination is primarily based on the testimony and document production from the arbitration. We also note the following relationships between the Independent Trustees of Senior Housing Properties Trust (“SNH”) and the Portnoys.

•	John L. Harrington – Serves on the Board of SNH, RMR Real Estate Income Fund and Five Star Quality Care, Inc. (an RMR-managed REIT).

•	Jeffrey P. Somers – Serves on the Board of SNH, Select Income REIT (an RMR-managed REIT) and Government Properties Income Trust (an RMR-managed REIT).

•	Frederick N. Zeytoonjian – Serves on the Board of SNH and CommonWealth.

There is not a single member of the SNH Board that does not serve on the board of more than one RMR-managed REIT. The Proposing Shareholders believe that such relationships taint the true independence of the SNH Trustees and compromise the ability and willingness of the Independent Trustees to question matters put before the Board by the Portnoys and cast different votes than the Portnoys. We further note that a majority of the SNH Board also serves on the Board of CommonWealth (Barry and Adam Portnoy and Frederick Zeytoonjian).

In addition, we have included certain testimony from the arbitration proceeding in Annex B hereto to further support the Proposing Shareholders’ conclusion that the Portnoys are able to direct the actions of the Boards of Trustees of the RMR-managed entities.

March 6, 2014

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc:	James Moloney

Gibson, Dunn & Crutcher LLP

Keith Meister

Corvex Management LP

Richard O’Toole

Related Fund Management, LLC

March 6, 2014

Annex A

Annex A

[See Attached]

Testimony of William Lamkin

Arbitration, Volume III	CommonWealth REIT, et al. v.
October 9, 2013	Corvex Management LP, et al.

Page 906			Page 908

1	Q. Can you name any other company that does	1	Q. And RMR, pursuant to those contracts, makes
2	that?	2	all decisions about what properties will be bought,
3	A. No, I can’t.	3	what properties will be sold, and how those
4	Q. Because of these kinds of Bylaws under the	4	properties will be managed, correct?
5	Bylaw Project and others, you know that ISS — you	5	A. Completely incorrect.
6	know what ISS is?	6	Q. Incorrect?
7	A. Yes, I do.	7	A. Yes.
8	Q. You know that ISS now gives CommonWealth	8	Q. Does RMR make all decisions about what
9	the lowest possible score for shareholder rights,	9	properties to buy?
10	correct?	10	A. No.
11	A. I know that they have given us a low score,	11	Q. Does it make decisions about what
12	yes.	12	properties to sell?
13	Q. Do you know they give the lowest possible	13	A. No.
14	score for their rating system, correct?	14	Q. Does it make decisions about how to manage
15	A. Correct.	15	the properties?
16	Q. And Glass Lewis concluded this year that	16	A. No.
17	CommonWealth has demonstrated, quote, a clear	17	Q. Does RMR get paid anything under these
18	disregard for shareholder rights, correct?	18	contracts?
19	A. I don’t recall that exact statement.	19	A. Yes.
20	Q. Let me ask you some questions about the	20	Q. Does it perform any services under the
21	relationship between RMR and CommonWealth.	21	contracts?
22	A. Okay.	22	A. Yes.
23	Q. As a shareholder, do you get a copy of the	23	Q. Are those services relevant to decisions
24	annual proxy?	24	about what properties to buy and sell?

Page 907			Page 909

1	A. Yes, I do.	1	A. Definitely.
2	Q. And as a director, do you approve the	2	Q. Now, the contracts get renewed every year
3	contents of that annual proxy?	3	or not, correct?
4	A. I do.	4	A. Yes.
5	Q. Does it not refresh your recollection if I	5	Q. And they get renewed or not by the
6	tell you that the shareholders of each director are	6	CommonWealth Board, correct?
7	reported in the proxy each year?	7	A. Yes.
8	A. Right.	8	Q. And so far, at least every year that you’ve
9	Q. Let me turn to RMR.	9	been on the Board, they’ve been renewed and not
10	A. But your question was the Portnoy family.	10	cancelled, correct?
11	Q. I see. Let me ask you this:	11	A. That is correct. They get renewed or not
12	You know that Adam and Barry Portnoy own	12	by the Nominating and Governance Committee, which is
13	significantly less than a percent, correct?	13	made up of the three independent directors.
14	A. I believe that they do, yes.	14	Q. And each year you’ve been on the Board, you
15	Q. Do you have any reason to think that the	15	have voted to renew and not cancel the RMR contract?
16	other Portnoy family members and therefore RMR	16	A. Yes, I have.
17	beneficially own more than a percent of the company?	17	Q. Now, when that decision gets made, am I
18	A. I don’t have any reason to believe that.	18	right that it typically gets made in November?
19	Q. RMR manages all of CommonWealth’s business,	19	A. November, December time frame, yes.
20	correct?	20	Q. Does the contract expire or not in
21	A. Yes, it does.	21	December?
22	Q. And that’s pursuant to two contracts,	22	A. Yes.
23	right?	23	Q. When those decisions are made, one of the
24	A. Yes, it is.	24	things that the Board of CommonWealth has in front

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CommonWealth REIT, et al. v.	Arbitration, Volume III
Corvex Management LP, et al.	October 9, 2013

	Page 910		Page 912

1	of it is a memorandum that describes RMR’s	1	think it’s in black and white, which may make it
2	performance and compares it to its competitors and	2	impossible or useless to look at — but in the
3	makes a recommendation whether to renew the contract	3	screen I’m hoping you can detect the colors.
4	or not, correct?	4	A. Yes, I can.
5	A. Compares it to its competitors in what way?	5	Q. The blue line is CommonWealth’s stock
6	Q. The fees that its charges, how much it	6	price, correct?
7	costs.	7	A. Yes, it is.
8	A. Yes, in a comparison, sure.	8	Q. And do you know what the acronyms “SNL U.S.
9	Q. And the Board relies on that memo, correct?	9	REIT office” — that’s the red line.
10	A. Yes, we do.	10	A. That’s a REIT index.
11	Q. And that memo is not written by anyone	11	Q. That’s a REIT index?
12	employed by CommonWealth, correct?	12	A. Uh-hum.
13	A. No. CommonWealth has no employees.	13	Q. Are those companies comparable to yours and
14	Q. CommonWealth has no professional real	14	your peers?
15	estate people who are employed by it?	15	A. It would be an office — a larger office
16	A. We employ professional real estate people	16	REIT index. Some of the companies would be
17	via our relationship with RMR.	17	comparable.
18	Q. Well, “employees” — you know lawyers use	18	Q. And the other line is “MSCI U.S. REIT?
19	words —	19	A. It’s the same. It’s a basket.
20	A. No direct employees.	20	Q. What do those letters stand for; do you
21	Q. So the memo that we’re talking about is	21	know, sir?
22	actually written by RMR employees, correct?	22	A. I do not.
23	A. It is.	23	Q. And this chart shows the relative movement
24	Q. The CommonWealth Board does not retain each	24	of those stock prices for the ten years prior to

	Page 911		Page 913

1	autumn an outside independent consultant to advise	1	your decision, correct?
2	it on the question of whether to renew the Baltimore	2	A. Yes.
3	contracts or not, correct?	3	Q. We’ll just let the graph speak for itself.
4	A. No, we do not.	4	A. I’d like to speak about the graph a little
5	Q. Now, you have voted to renew RMR’s	5	bit, if I could.
6	contracts year after year, despite the fact that	6	Q. I’m trying to be as civil as you’re asking
7	during your tenure on the Board — and therefore,	7	me to be, but I have to ask the questions. Your
8	during the time RMR’s been in charge —	8	lawyer will have a chance if he wants you to expand
9	CommonWealth’s common stock price has performed	9	on anything.
10	terribly compared with its peers, correct?	10	A. All right.
11	A. Not necessarily. It depends on the periods	11	Q. Thank you, sir.
12	you pick.	12	A. Thank you.
13	Q. Let me show you Joint Exhibit 184 and ask	13	Q. The essential terms of the RMR contracts
14	you if this is the package of information that the	14	have remained unchanged since you’ve been on the
15	CommonWealth Board had before it the last time it	15	Board, correct?
16	had to make a decision whether to renew or cancel	16	A. Since I’ve been on the Board, yes.
17	the RMR contracts.	17	Q. And you’ve never personally raised any
18	A. It looks like this would have been the	18	issues or concerns about the terms of that
19	package, yes.	19	contract — at least not that are reflected in the
20	Q. Would you turn to Page 13 of 130, please.	20	minutes, correct?
21	A. Yes.	21	A. No, we discuss the terms on a regular
22	Q. Do you see that chart?	22	basis.
23	A. I do.	23	Q. Have you told the Portnoys that you think
24	Q. And in the photocopy I’ve given you — I	24	the terms of that contract are unfair to

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Arbitration, Volume III	CommonWealth REIT, et al. v.
October 9, 2013	Corvex Management LP, et al.

	Page 914		Page 916

1	CommonWealth?	1	the services that they provide. But at some point
2	A. No, I have not, because I don’t believe	2	in time, you know, more recently, we’ve concluded
3	that.	3	that perhaps swimming against the tide on that issue
4	Q. Have you told the Portnoys that you believe	4	is untenable.
5	that the fee structure that’s used in the contracts	5	Q. Has the Board met in 2013, analogous to the
6	should be changed?	6	document that’s in front of you, to make the annual
7	A. We have discussed the fee structure, yes.	7	decision?
8	Q. Have you told the Portnoys that you think	8	A. No, they have not.
9	it should be changed?	9	Q. When is that annual meeting scheduled for?
10	A. I haven’t told them specifically I think it	10	A. I assume December.
11	should be changed. We’ve talked about alternatives.	11	Q. Hasn’t the company already announced
12	Q. If I could just get a “yes” or “no.”	12	changes to the fee structure going forward?
13	Have you told the Portnoys you think it	13	A. We have announced that we’re going to be
14	should be changed?	14	making changes, yes. But for 2014.
15	A. I probably have on numerous occasions.	15	Q. So the meeting has taken place?
16	Q. When was the first time you told them that?	16	A. No, no. There’s a lot of work to be done
17	A. I don’t recall.	17	on it.
18	Q. Was it in 2013 or some earlier time?	18	Q. So the press release is wrong?
19	A. Probably some earlier time, but probably	19	A. No. The press release is completely
20	within the last year.	20	accurate, but there are some formulas to be set
21	Q. And did they tell you, “No, we’re not going	21	within the announcement.
22	to change it”?	22	Q. Tell me if this is right. You’ve announced
23	A. No.	23	in September to the voting public, to the investment
24	Q. Did they tell you, “Yes, we’re going to	24	community —

	Page 915		Page 917

1	change it”?	1	A. That we will be making changes.
2	A. No.	2	Q. — that you’re changing the fee structure,
3	Q. But it hasn’t changed?	3	but you haven’t decided how, and those details are
4	A. No, it has not changed, but it is changing.	4	still being decided; is that correct?
5	Q. So let me get this straight. On occasions,	5	A. We’ve certainly started the process.
6	including prior to 2013, you have told Barry and	6	Q. Is what I said fair? You don’t know how
7	Adam Portnoy you believe the fee structure in this	7	you’re going to change it, and the details remain to
8	contract should change, correct?	8	be decided?
9	A. No, I didn’t say I believe the fee	9	A. We know the general parameters of how we’re
10	structure should change. I said I think we should	10	going to change it. We know that 10 percent of
11	look at a variety of different fee structures.	11	their fees are going to be based in equity
12	Q. I’m going to ask you again: I need to	12	compensation. Right? We also know that we’re going
13	know, “yes” or “no,” prior to 2013, did you or did	13	to have a comparison — historically, their fee has
14	you not tell Barry and Adam Portnoy, “I think the	14	been based on a gross historical cost basis of the
15	fee structure in this contract should change”?	15	assets. And that is a complaint that people have,
16	A. I don’t believe that I did.	16	thinking that it provides an incentive to grow
17	Q. Did you believe it should change, whether	17	assets. And it doesn’t provide a market-based
18	you told the Portnoys or not?	18	incentive. So going forward, their fee is going to
19	A. No. There was outside agitation against	19	be the lesser of that calculation or a market-based
20	the purported conflicts of interest, and it’s always	20	fee.
21	been something that I’ve been aware of. And I think	21	But frankly, our Compensation Committee
22	that I never came to the conclusion that I believe	22	needs to hire outside compensation consultants to
23	it had to change, because I think it works well. It	23	help us determine what the proper formula is for
24	compensates them fairly, and we get great value for	24	that.

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CommonWealth REIT, et al. v.	Arbitration, Volume III
Corvex Management LP, et al.	October 9, 2013

	Page 918		Page 920

1	Q. Well, that’s—	1	that — and obviously, I’m going to oversimplify it
2	A. And we announced we are going to — the fee	2	a little bit.
3	reversion is going to be at the beginning of 2014.	3	If CommonWealth wants to offer for sale any
4	So we have some work to do.	4	real properties that it owns, it has to first offer
5	Q. You know that a member of the Board has	5	that property for sale to the other RMR-managed
6	announced to the public that had the changes you	6	REITs, correct?
7	have in mind been made a year ago, it would have	7	A. No, I don’t believe that’s a correct
8	resulted in a net savings to CommonWealth of $8	8	statement.
9	million, correct?	9	Q. Are there times when that has to happen?
10	A. Had the changes been made five years ago —	10	Does that sometimes have to happen?
11	Q. One year ago.	11	A. There have been times in the past with
12	A. Had they been made five years ago, the	12	specific agreements among some of the REITs,
13	average fee could have been —	13	especially in the spin-off situation.
14	Q. I’m sorry, are you not hearing the	14	Q. Let me see if I can, without actually
15	question? One year ago.	15	getting the contract — I want to show you the 10-K
16	A. I understand.	16	and ask if this is an accurate description of the
17	Q. That’s my question. Can you answer?	17	Right of First Offer. And I apologize, we’re only
18	A. I know that.	18	going to look at one little page of this, but...
19	Q. Is that your statement?	19	CHAIRMAN SILBERBERG: Well, why don’t you
20	A. That is a true statement.	20	just give us the page.
21	Q. Has the Board of CommonWealth ever issued	21	MR. KARLAN: For the record, I’m showing
22	an RFP or other proposals to manage the business of	22	the witness Joint Exhibit 45.
23	Commonwealth?	23	Q. Do you recognize this, sir, as the 10-K?
24	A. No, we have not.	24	A. Yes.

	Page 919		Page 921

1	Q. Have you ever considered doing that?	1	Q. And could you look at Page 10 of 191, sir.
2	A. We’ve discussed it, but we never felt the	2	Do you see — and I apologize in advance,
3	need to do it.	3	sir. Do you see the description of the ROFO, sir?
4	Q. When was it discussed first?	4	A. I do.
5	A. I don’t recollect.	5	Q. Let me just read that, and you tell me if
6	Q. While you were on the Board?	6	this comports with your understanding: “Under our
7	A. Yes.	7	business management agreement with REIT Management &
8	Q. Did you favor doing that?	8	Research LLC or RMR, with certain exceptions, if we
9	A. No.	9	determine to offer for sale or other disposition any
10	Q. Do you know any other public company that	10	real property that at such time is of a type within
11	has its largest single service contract issued each	11	the investment focus of another REIT to which RMR
12	year without any competition or RFP?	12	provides management services, or an RMR-managed
13	A. No, I don’t.	13	REIT, we will first offer that property for sale or
14	Q. Do you know any public company that does	14	disposition to that RMR-managed REIT.”
15	that and then ends up awarding the contract to a	15	I’m going to read the rest in a minute, but
16	family-owned business that’s owned by two members of	16	is that correct so far?
17	the Board of Directors?	17	A. Correct.
18	A. No, I don’t.	18	Q. And then, “If the other REIT is interested,
19	Q. Now, one of the terms of the RMR contracts	19	after having received the offer, then our
20	is the so-called “Right of first offer,” correct?	20	Independent Trustees will negotiate in good faith
21	A. Yes.	21	for such sale or disposition.” Correct?
22	Q. And do you know what that is?	22	A. Correct.
23	A. I do.	23	Q. Now, sometimes — you’re not the only
24	Q. And tell me if I’m correctly describing	24	member of the CommonWealth Board that sits on more

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March 6, 2014

Annex B

Annex B

[See Attached]

Testimony of William Lamkin

Arbitration, Volume III	CommonWealth REIT, et al. v.
October 9, 2013	Corvex Management LP, et al.

	Page 890		Page 892

1	the position other than you?	1	rubber stamp it. It’s a very collaborative kind of
2	A. I do not.	2	a consensus process that we go through.
3	Q. Do you know if anyone else was interviewed?	3	Q. And it’s just coincidence that on not one
4	A. I do not.	4	occasion for all of your time on the Board have you
5	Q. Do you know if a search firm was used in	5	ever voted differently than the Portnoy family?
6	selecting you?	6	A. It doesn’t need to get to the vote. I have
7	A. I do not.	7	told them on occasion that there are — for example,
8	Q. Had you ever served on the board of a	8	recently there was a property we were looking at,
9	publicly owned company before?	9	and I said, “I don’t recommend that we pursue that
10	A. No, I had not.	10	property.”
11	Q. Of the 320 million people living in the	11	Q. Let me turn your attention away from the
12	United States today, did you believe you were the	12	core business of looking at buildings and deciding
13	best qualified to serve on the public board of this	13	whether to buy them.
14	company?	14	In the last 12 months, the Board has had
15	A. That’s a very interesting question. I’m	15	occasion to make a number of very serious decisions
16	sure there are plenty of qualified people out there	16	about the future trajectory of this company,
17	that would make great directors. That will be my	17	correct?
18	answer.	18	A. We always make serious decisions about the
19	And here I thought we were going the civil	19	future of the company.
20	route there for a while.	20	Do you have any in particular you’d like to
21	Q. Sir, I’ve had the opportunity to read a	21	discuss?
22	great many of the board minutes of the CommonWealth	22	Q. You’ve enacted some new Bylaws, correct?
23	Board as part of the discovery process in this	23	A. We did.
24	arbitration.	24	Q. You issued —

	Page 891		Page 893

1	It’s my impression — and I would welcome	1	A. We revised some existing Bylaws, but you
2	you to correct me if I’m wrong — that there’s never	2	can call it...
3	been an occasion when you have cast a vote at a	3	Q. You issued new equity?
4	board meeting different than the vote cast by Barry	4	A. We did.
5	or Adam Portnoy. Is that fair?	5	Q. You retained the firm of Bank of America to
6	A. You have to understand the way that the —	6	give you advice?
7	Q. Is that fair?	7	A. We did.
8	A. It’s correct. Can I augment my answer?	8	Q. You made a decision about whether or not to
9	Q. Sure.	9	form a special committee?
10	A. I mean, we’re in the property business.	10	A. We did.
11	RMR sees thousands of properties that they review,	11	Q. In connection with an offer?
12	and they determine whether they think they would	12	A. We did, in connection with a purported
13	make good acquisitions for us.	13	offer.
14	So on a regular basis, we talked about	14
15	properties all the time. Some have warts; others	15
16	have fewer warts. Sometimes they’ll bring different	16
17	ideas to the Board level that we will discuss, and	17
18	we will send them away for more information. And	18	Q. And I take it from your testimony so far
19	sometimes none of the properties will ever come	19	that a great many important decisions of this Board
20	back. Sometimes they’ll come back with different	20	get made outside formal Board meetings; is that
21	valuations.	21	fair?
22	So it’s not as if they show up with their	22	A. No, that isn’t fair.
23	M&A team, their acquisition department and say,	23	Q. In this year some important decisions have
24	“These are the properties we’re going to buy” and we	24	been made at informal gatherings, and the minutes

Pages 890 - 893 (64)	Doris O. Wong Associates, Inc.	Min-U-Script®

CommonWealth REIT, et al. v.	Arbitration, Volume III
Corvex Management LP, et al.	October 9, 2013

	Page 894		Page 896

1	reflect that?	1	Q. Well, let me refresh your recollection.
2	A. I don’t know what you mean by “informal	2	Mr. Larkin says in the next-to-the-last sentence of
3	gatherings.”	3	his email, “The proposed text for the changes will
4	Q. Have you read all the minutes from the last	4	be circulated shortly by separate email.”
5	year?	5	Do you see that?
6	A. I read the minutes. I don’t recall all the	6	A. I do see that. I don’t know if there was a
7	minutes from the last year.	7	prior circulation or not. But I do see that
8	Q. We’ll take a chance at the break to look at	8	sentence.
9	the greatest hits.	9	Q. I’m sorry, I don’t understand your
10	On February 26th of this year, Corvex and	10	reference. I asked you whether you had the proposed
11	Related filed their initial 13D with respect to	11	text for what you were going to be voting on in two
12	CommonWealth stock, correct?	12	hours. This email makes it clear you didn’t,
13	A. Correct.	13	correct?
14	Q. And three days later, a Board conference	14	A. Correct. I don’t know where we were in the
15	call was called to be held later that day, correct?	15	process.
16	A. I don’t recollect. But if that’s what the	16	Q. What process? I’m not asking you about a
17	minutes say…	17	process.
18	Q. Let me show you a minute —	18	I’m asking if at two hours and nine minutes
19	A. We’ve had a lot of meetings this year.	19	before the Board meeting —
20	Q. Let me show you a document and see if I can	20	A. We did not —
21	refresh your recollection.	21	Q. — you knew what you were going to be
22	Sir, on the screen in front of you I’m	22	voting on.
23	going to hand you a hard copy as Respondents’	23	You didn’t have the text, correct?
24	Exhibit 158. I want to call your attention to the	24	A. We did not have the text referenced in this

	Page 895		Page 897

1	middle of the first page, sir. There’s an email	1	paragraph, exactly.
2	there from Vern Larkin to a variety of people,	2	Q. Thank you. But you voted for the changes,
3	including yourself. Do you see that?	3	correct?
4	A. I do.	4	A. I don’t know when that vote occurred. I
5	Q. Do you remember receiving that, sir?	5	don’t know if a vote occurred that day.
6	A. I’m on it, so I’m assuming I received it.	6	Q. Let me see if I can refresh your
7	Q. Do you remember receiving it?	7	recollection on that.
8	A. No, I don’t remember receiving it.	8	Sir, I’m handing you Joint Exhibit 110 —
9	Q. Who is Vern Larkin, please?	9	A. Yes.
10	A. Vern Larkin is the head of internal audit	10	Q. — which I’ll represent to you are the
11	for CWH.	11	minutes of the meetings of March 1st of the
12	Q. Mr. Larkin writes to this group at 1:21	12	Commonwealth Board as they were produced to us in
13	p.m. that there’s going to be a conference call	13	discovery.
14	held, and which is going to constitute a Board	14	A. Right. I remember that now.
15	meeting, in approximately two hours and nine	15	Q. Does that refresh your recollection — take
16	minutes, correct?	16	your time, if you wish to look at this document —
17	A. Correct.	17	that there was, in fact, a vote two hours and nine
18	Q. And he tells you that the purpose of the	18	minutes later and that you voted for it?
19	call is to discuss changes to the Bylaws, correct?	19	A. Yes, that does refresh my recollection.
20	A. He does.	20	Q. Now, among the things that you voted for at
21	Q. But you don’t have the text yet, two hours	21	3:30 were changes to the Bylaws that would change —
22	and nine minutes before the call, of the proposed	22	A. I’m not certain that we voted at 3:30.
23	Bylaw changes, do you?	23	Q. The meeting commenced at 3:30.
24	A. I do not know.	24	A. Yes. And if I remember correctly, the

Min-U-Script®	Doris O. Wong Associates, Inc.	(65) Pages 894 - 897

Arbitration, Volume III	CommonWealth REIT, et al. v.
October 9, 2013	Corvex Management LP, et al.

	Page 898		Page 900

1	duration of the call was quite long.	1	get a record date, correct?
2	Q. Fascinatingly, the end time of the meeting	2	A. No, that’s incorrect.
3	is not noted in the minutes.	3	Q. Would you look, please, at Page 2 of this
4	A. I’m not sure that it ever is.	4	exhibit. Toward the bottom of the page there’s a
5	Q. The beginning time is noted, though.	5	sentence which begins, “After the discussion...”
6	A. Yeah. I mean, that’s the time they	6	Tell me if you can find that.
7	probably started, but I don’t think meetings are	7	A. Yes, I see it.
8	ever noted what time they conclude.	8	Q. Would you follow as I read:
9	Q. But you did vote for the changes?	9	“After the discussion, the Board reached a
10	A. I did, yes.	10	consensus that the proposed amendment should be
11	Q. And the changes, in general, were intended	11	changed to provide that, (1) the record date will be
12	to make it harder for Corvex and Related to go	12	not later than 60 days after the date on which the
13	forward with a consent solicitation, correct?	13	Board sets the record date, with the Board having 30
14	A. No, not at all.	14	days to determine the record date upon receipt of
15	Q. Were they intending to make it harder for	15	the valid shareholder request for a record date.”
16	consent solicitations to be held generally?	16	Did I read that correctly?
17	A. No. They were intending to clarify some of	17	A. Yes, you did.
18	the timing in the consent solicitation process,	18	Q. That’s a significant increase in the time
19	because I looked at it — I don’t have experience	19	periods that were previously in place, is it not?
20	with consent solicitations before this. I had to	20	A. No.
21	look at it from a reasonable man perspective; how	21	Q. Thank you.
22	long does it really take to do certain things.	22	A. It increases the time periods, but these
23	And from my perspective, there were times	23	are a maximum — the previous time periods —
24	in the process that were not adequate to accomplish	24	Q. I think you’ve answered my question, sir.

	Page 899		Page 901

1	what we wanted to accomplish and perhaps what Corvex	1	Thank you.
2	wanted to accomplish. That was the discussion that	2	CHAIRMAN SILBERBERG: Let Mr. Lamkin
3	we had that day.	3	finish his answer.
4	Q. So you said that they were to clarify? Is	4	A. I was just trying to say that these are
5	that what you said?	5	maximum time periods. We discussed what needed to
6	A. No, they were to amend.	6	occur in this process on this call. And we
7	Q. I think you said “clarify,” but that’s	7	determined that the ten-day prior periods for both
8	okay.	8	of those periods was too short to accomplish what
9	A. They —	9	had to be done.
10	CHAIRMAN SILBERBERG: You can’t continue	10	Q. Have you finished?
11	to talk over one another. To the extent anybody’s	11	A. Yes.
12	interested in the clarity of the record, you’re not	12	Q. My question to you is, 60 and 30 are
13	going to get clarity of the record.	13	significant increases in the prior time periods.
14	THE WITNESS: I’ll slow down. I apologize.	14	True or false?
15	BY MR. KARLAN:	15	A. True.
16	Q. They were changes, correct?	16	Q. Thank you, sir.
17	CHAIRMAN SILBERBERG: Mr. Karlan, why don’t	17	After you enacted these Bylaws, which
18	you start over.	18	included the 3+3 Bylaw, which has now been
19	BY MR. KARLAN:	19	invalidated, you received communications from
20	Q. The Bylaws that you amended were changes,	20	shareholders who were unhappy with your decisions,
21	not clarifications, correct?	21	correct?
22	A. Correct.	22	A. I believe so.
23	Q. One of the changes was to significantly	23	Q. Did you hear from a
24	increase the number of days that it would take to	24	A. I don’t recollect. I probably would have

Pages 898 - 901 (66)	Doris O. Wong Associates, Inc.	Min-U-Script®

Testimony of Adam Portnoy

CommonWealth REIT, et al. v.	Arbitration, Volume IV
Corvex Management LP, et al.	October 10, 2013

	Page 1058		Page 1060

1	Q. Your point is well taken. And they’re not	1	Q. You remember.
2	“Your Honor,” but I fall into that, also. Thank	2	So immediately following the reappointment
3	you. I appreciate the correction.	3	of Mr. Morea, you got a request from the Wall Street
4	But you were here?	4	Journal for comment to come from Mr. Morea and Mr.
5	A. Yes.	5	Lamkin. Do you remember that?
6	Q. Do you have the rest of my question in	6	A. I do not remember that.
7	mind?	7	Q. Okay. Let me see if I can show you that.
8	A. I got lost when you said —	8	MR. KARLAN: I’m showing the witness
9		9	Respondents’ Exhibit 422.
10		10	Q. If you look at the oldest email in the
11		11	chain, which is on the second page, you’ll see that
12		12	Mr. Bonang and Mr. Miller are talking about Ron
13		13	Barusch of the Wall Street Journal and a question
14		14	that he had asked.
15		15	A. (Witness reviews document) Yes, I’ve read
16		16	it.
17		17	Q. And then if you go back to the first page,
18		18	a little below halfway — well, let me ask you, what
19		19	is Joele Frank? Is that a company?
20		20	A. That’s a PR firm based in New York City.
21		21	Q. Retained by RMR or CommonWealth?
22		22	A. It’s retained by CommonWealth.
23		23	Q. So the PR firm is asking Mr. Bonang
24		24	“Separately, he wants” — he meaning the Wall Street

	Page 1059		Page 1061

1		1	Journal article reporter — “Separately, he wants to
2		2	know if we are declining comment only for
3		3	CommonWealth and the Portnoys, or also for Mr. Morea
4		4	and Mr. Lamkin.” Do you see that?
5	A. That’s correct.	5	A. Yes.
6	Q. Why did you do that?	6	Q. And that is sent at 3:14 p.m.?
7	A. As I’ve stated before, the Company felt the	7	A. Yes.
8	need to de-lever. And unfortunately, the only	8	Q. And it’s forwarded to you at 3:16 p.m. by
9	viable way to do that, in order to maintain our	9	Mr. Bonang, right?
10	investment grade rating, was to do an equity deal.	10	A. Yeah.
11	Q. At below value?	11	Q. And at 3:18 p.m., you say, “Just say that
12	A. Yes, to maintain the investment grade	12	CommonWealth declines to comment beyond what it said
13	rating, absolutely, yes.	13	in the press release, and stay silent on everything
14	Q. Do you think it’s possible that the fact	14	else.” Do you see that?
15	that the market continues to value a share of your	15	A. Yes.
16	Company’s stock below either its net asset value or	16	Q. Did you ever communicate with Mr. Morea or
17	its book value or its discounted cash flow value may	17	Mr. Lamkin to tell them that the Wall Street Journal
18	have something to do with the market’s assessment of	18	was inquiring whether either of the two of them
19	the quality of your management?	19	wished to make a comment?
20	A. It may.	20	A. I don’t recall if I did or not.
21	Q. All right, sir. Do you remember the	21	Q. You certainly didn’t do it in this
22	testimony we’ve had so far about the vote concerning	22	three-minute time frame; is that fair?
23	Joseph Morea?	23	A. That’s fair.
24	A. (Witness nods)	24	Q. You just answered for them; is that fair?

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Arbitration, Volume III	CommonWealth REIT, et al. v.
October 10, 2013	Corvex Management LP, et al.

	Page 1062		Page 1064

1	A. I answered on behalf of CommonWealth.	1	MS. KUCK: Mr. Portnoy will be back to
2	Q. And you declined to give them the	2	testify in our case next week. And I just have one
3	opportunity to answer for themselves; is that fair?	3	question for him today; but otherwise, we’ll do all
4	A. Yes, that’s correct.	4	our questions next week to streamline things.
5	Q. Now, sir, on September 23, 2013,	5	CROSS EXAMINATION
6	CommonWealth issued a press release announcing	6	BY MS. KUCK:
7	certain changes that might be made in the future	7	Q. The last question, you said, If you could
8	concerning corporate governance, correct?	8	make the words clearer, you would. How would you
9	A. Yes.	9	make it clearer?
10	Q. And one of those is changes that may be	10	A. I would make it clearer by saying, I
11	made to the fee structure that governs one of the	11	believe there is a potential for conflict of
12	contracts between RMR and CommonWealth, correct?	12	interest. And a potential for conflict of interest
13	A. Yes.	13	exists every day between the relationship between
14	Q. And you’ve done a rough analysis of what	14	CommonWealth and RMR.
15	the savings to CommonWealth would have been if those	15	I do not believe a conflict of interest has
16	changes had been put in place a year ago; is that	16	been realized, meaning I don’t believe I’ve used my
17	correct?	17	position in CommonWealth to better myself and
18	A. Yes.	18	realize that conflict of interest.
19	Q. And you’ve calculated that it’s in the	19	So I realize there are potentials for
20	neighborhood of $8 million, correct?	20	conflict of interest, but I do not believe that
21	A. That’s been what’s been reported, yes. The	21	we’ve actually had any realization of those
22	number is around $8 million, yes.	22	conflicts of interests.
23	Q. And that’s about 20 percent of what the	23	MS. KUCK: Thank you.
24	fees were last year, correct? So it would be a	24	MR. SKELLY: We have the same reservation

	Page 1063		Page 1065

1	savings of 20 percent?	1	as the Trustees’ counsel for a possible continuation
2	A. About that, yes.	2	of questions next week and no questions now.
3	Q. All right, sir. I just want to ask you one	3	CHAIRMAN SILBERBERG: Thank you.
4	more question about the Barron’s article, which I
5	hope you still have in front of you. It’s
6	Respondents’ 275.
7	If you look at Page 2 of 4, again, I want
8	to make sure that you’re not the victim of bad
9	reporting.
10	A. Uh-hum.
11	The fifth paragraph, the reporter writes,
12	“Adam Portnoy denies there’s a conflict of interest
13	between RMR and CommonWealth. ‘I’m on both
14	boards and I can say there’s no conflict of interest,’ he
15	told Barron’s.”
16	Is that an accurate quote, sir?
17	A. Yes, it is.
18	Q. And does that accurately reflect your views
19	on the subject?
20	A. Yes. But if I were able to make it
21	clearer, I would probably change some of the words
22	to make it clearer.
23	MR. KARLAN: All right. Thank you, sir. I
24	have no further questions.

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